Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

August 1, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Claymont Steel Holdings, Inc.

Withdrawal of Registration Statement on Form S-1 (File No. 333-144833)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Claymont Steel Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-144833), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 24, 2007. No amendments to the Registration Statement have been filed.

The Registrant has been advised by the Selling Stockholder that a public offering at this time under current market conditions would not be in its best interests. The Registration Statement was never declared effective and no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

The Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. If you should have any questions or comments regarding this request, please contact our legal counsel, Kimberly A. Taylor of Morgan, Lewis & Bockius LLP at (412) 560-3300.

Very truly yours,

CLAYMONT STEEL HOLDINGS, INC.

By:	/s/ David Clark
David Clark Chief Financial Officer